Bonanza

AMERICAN BONANZA GOLD MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following discussion of performance, financial condition and analysis should be read in conjunction with the Audited Consolidated Financial Statements of American Bonanza Gold Mining Corp. (the “Corporation”) and the notes thereto for the years ended December 31, 2002 and 2003 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties primarily located in the Great Basin of the American Southwest. The Copperstone gold project in Arizona, USA is currently the subject of a significant development drilling program with the objective of identifying sufficient measured and indicated resources to justify an underground, high-grade gold mine.

The Corporation conducts its exploration and development activities independently as well as through option or earn-in arrangements.

Overview of Performance

The Corporation’s financial condition has improved significantly over the past year with the Corporation’s working capital increasing from $105,622 to $13,089,684. This increase was primarily attributed to private placements, public offering and warrant exercise for net proceeds of $16,878,772 during the year. The loss for the year ended December 31, 2003 was $605,214 or $0.01 per share compared with a net loss of $485,054 or $0.01 per share in 2002.

The Corporation’s current development program at Copperstone is estimated to require up to $8 million of the Corporation’s current working capital to achieve the Corporation’s stated objective of bringing the Copperstone project to a production decision during 2005. The current work programs at Copperstone fall into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource category. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

The next stage of evaluation will be comprised of work programs required to complete a bankable feasibility study. This work will be based on reserves and measured and indicated resources, and will focus on metallurgical testing of a bulk ore sample, environmental and geo-technical studies and detailed estimates of the capital and operating costs.

Current programs of underground core drilling, drifting, cross-cutting and sampling will provide detailed assay and geologic data describing the reserves and resources. Following completion of this work, if the results warrant, the Corporation will be obtaining an updated independent technical report in accordance with Canadian National Policy 43-101 and will make a production decision for Copperstone.

Selected Annual Information

The following table sets forth selected consolidated financial information of the Corporation for, and as of the end of, each of the last three fiscal years ended December 31, 2003. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation.

	For the year ended December 31,
	2003	2002	2001
	$	$	$
Net loss	605,214	485,054	1,083,622
Net loss per share	0.01	0.01	0.02
Total cash and cash equivalents	13,406,295	1,616,691	12,968
Working capital (deficiency)	13,089,684	105,622	(1,222,858)
Total debt	Nil	1,722,131	Nil
Total assets	25,006,389	10,659,685	6,158,121
Shareholders’equity	24,202,178	7,696,078	4,593,641

Results of Operations

For the year ended December 31, 2003, the Corporation had a net loss of $605,214 or $0.01 per share compared with a net loss of $485,054 or $0.01 per share in 2002. The increase from the comparable period was primarily attributable to the increase in both general and administrative and exploration expenditures which was partially offset by interest income of $152,599 earned on the Corporation’s short term investments.

General and administrative expenditures increased to $403,222 from $195,444 in the comparable period which was the direct result of increased personnel, public company expenses and consulting related fees associated with the Corporation’s increased activity. Increased activity also contributed to $93,100 in business development related expenditures associated with reviewing various corporate development opportunities. Public company expenses increased from $39,849 to $121,720 as a direct result of annual general meeting related costs in 2003, the Corporation’s investor relations initiatives and related costs associated with the private placements and public offering completed during the year.

Exploration expenditures reflecting those amounts not directly capitalized increased from $236,104 in 2002 to $304,212 in the comparable period which was the result of increased activity relating to ongoing project evaluations and investigation. The Corporation conducted several project evaluations in the year using its exploration technology which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. Exploration expenditures in the year also reflect all costs associated with maintaining the Corporation’s exploration office in Reno, Nevada.

Summary of Quarterly Results

Selected consolidated financial information for each of the eight most recently completely quarters of fiscal 2003 and 2002 are as follows:

	2003				2002
Three months
ended	Mar.	Jun.	Sept.	Dec.	Mar.	Jun.	Sept.	Dec.
	$	$	$	$	$	$	$	$
Revenue	Nil	2,159	32,187	118,253	Nil	Nil	Nil	Nil
Net loss	33,232	240,939	156,506	174,537	55,478	67,131	194,123	168,322
Net loss per share	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.01

Liquidity and Capital Resources

The Corporation’s working capital as at December 31, 2003 was $13,089,684 compared with a working capital position of $105,622 as at December 31, 2002. The increase was primarily attributed to net proceeds of $16,878,772 from equity related transactions less the repayment of debt of $1,519,948; development expenditures at Copperstone totaling $2,030,144; and exploration expenditures at the Gold Bar and Pamlico projects totaling $393,551.

Equity transactions were comprised of two private placements of 50,438,311 Common Shares and a public offering of 7,142,858 Common Shares which included corporate finance shares totaling 1,645,000; warrant exercises of 14,316,171 Common Shares and stock options exercises of 600,000 Common Shares for total net proceeds of $16,878,772 net of share issue costs of $1,232,472. The public offering was pursuant to a Short Form Offering Document dated October 6, 2003, of 7,142,858 units at $0.28 per unit, raising gross proceeds of $2,000,000 while the brokered private placement consisted of 32,142,857 units of the Corporation at a price of $0.28 per unit, for gross proceeds of $9,000,000 and included the exercise of an over allotment option of 50% by the agent.

During 2002 the Corporation entered into a loan agreement with Brascan Financial Corporation (“Brascan”) for US$1.1 million in connection with the acquisition of the remaining 75 percent of the Copperstone gold project not already owned. Under the terms of this agreement the loan was repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004. On March 4, 2003 the Corporation satisfied its repayment obligation and on October 29, 2003 the Corporation completely paid out this loan facility with a final payment of US$550,000 which was accelerated due to the Corporation’s equity financings completed in October 2003 and resulting from the preferential prepayment terms included in the loan agreement.

During the year the Corporation continued its underground exploration and development at the Copperstone project and completed an underground decline which now extends from the northern end of the Open Pit over 1,800 feet to the north, intersecting the southern portion of the D-Zone high grade mineralized target. A cross cut has been driven westward, into the footwall, to establish an underground drill station, Drill Bay #1. Underground channel and panel sampling programs have demonstrated good continuity to the high gold grades in the southern portion of the D-Zone. A substantial, detailed underground core drilling program is currently underway. It is anticipated that this extensive core drilling from underground will locate and define the grade profile of the Copperstone Fault in the D-Zone, will provide reserve-level detailed data, and will assist in the design of future underground working and stopes. Total development expenditures during the year totaled $2,030,144 or $2,513,520 since the Copperstone development program began in 2002.

As at December 31, 2003, the Corporation had cash of $13,406,295 compared to $1,616,691 as at December 31, 2002. In management’s opinion the Corporation’s current cash and working capital position as at December 31, 2003 will provide adequate funding for purposes of accelerating the Copperstone project toward pre-feasibility and to conduct further work programs on both its Gold Bar and Pamlico projects. The current work program at Copperstone falls into two main efforts. First, drilling programs are underway to convert resources into reserves and increase the confidence level of the resources to the measured and indicated resource categories. Second, substantial drilling and other exploration programs are underway to expand the resources through the discovery of new gold zones.

Critical Accounting Estimates and Risk Factors

Critical accounting estimates used in the preparation of the financial statements include the Corporation’s estimated recoverable value on its mineral properties. The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored and developed that ultimately achieve commercial production. At present, none the Corporation’s properties have a known body of commercial ore.

The Corporation’s estimated recoverable value on its mineral projects is based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these assumption are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Use of Financial Information

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company’s financial condition and results of operations is currently its cash and cash equivalents a substantial portion of which relate to the Corporation’s equity financings and warrant exercises during 2003. A significant portion of the Corporation’s cash balance is invested in short-term investments.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the Great Basin and the American Southwest for purposes of the identifying, acquiring, exploring and developing high-grade precious metals properties. The Corporation will also continue to use its exploration technology which represents a sophisticated merger of comprehensive data, geological analysis, and software which represent state-of-the-art tools for modern exploration in the Great Basin of the American Southwest. In management’s opinion this technology will be the catalyst for future corporate growth and achieving its stated mission of becoming a highly profitable gold producer.

As a mining company in the development stage the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion the Corporation’s current working capital will be sufficient for funding its planned exploration and development expenditures in 2004 on the Copperstone project, achieving its exploration initiatives on its other exploration projects and meeting its ongoing obligations as they become due.